UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐Form 10-K ☐ Form 20-F ☐ Form 11-K ☑Form 10-Q ☐Form 10-I ☐ Form NSAR ☐ Form N-CSR

For Period Ended: September 30, 2009

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

For the Transition Period Ended:__________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TITAN ENERGY WORLDWIDE, INC.

Full Name of Registrant

Former Name if Applicable

10315 Grand River Avenue

Address of Principal Executive Office (Street and Number)

Brighton, MI 48116

City, State and Zip Code

PART II— RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form D N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule l2b-25(c) has been attached if applicable.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, l0-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company was unable to complete and file its Form 10-Q within the prescribed period without unreasonable expense due to ministerial difficulties. The Company fully expects to be able to file within the additional time allowed by this report.

PART IV — OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

James J. Fahrner	(810)	229-5422
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑ No ☐

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sales for the three months ended September 30, 2009 were $3,353,291 compared to $2,304,685 for the three months ended September 30, 2008.  The sales for the quarter were the highest quarterly sales in our history. The increase in sales for this period is attributable to higher sales of annual maintenance contracts, parts and other service-related programs. In the three months ended September 30, 2009, sales of service and parts were $902,532 compared with $557,053 in the three months ended September 30, 2008. The majority of this increase was attributable to our acquisition of Grove Power, Inc. (“GPI”) which had service sales of $292,450. Service sales for Titan Energy Systems (“TES”) increased 11% in the three months ended September 30, 2009 as compared to the three months ended September 30, 2008 which indicates that our program to grow the service business is continuing to be successful. The sale of equipment for the three months ended September 30, 2009 increased $723,127 from the three months ended September 30, 2008. This increase was partially attributable to the acquisition of GPI which had equipment revenues of $507,000 for the quarter ended September 30, 2009. In the third quarter of 2009, sales of equipment by our TES subsidiary increased by 12% over the third quarter of 2008. This increase was partially attributable to a major customer that purchased $697,000 worth of generators in the quarter.

In the third quarter of 2009, we made the decision to discontinue the operations of our subsidiary Titan Energy Development, Inc. (“TEDI”). This decision was based partly on our decision to no longer be involved in the business segment of emergency utility systems manufacturing and marketing, the sole business of TEDI.  This decision also was influenced by our settlement of a complaint that alleged that we violated a confidentiality agreement with a third party and used unspecified and allegedly confidential, proprietary and trade secret information related to a mobile emergency response unit that we had developed. The decision to settle this lawsuit was in no way an admission of guilt or wrongdoing by us, but was made to avoid the unnecessary legal costs of going to court to resolve this claim.  The significant costs from discontinued operations are attributable to the impairment of the intangible assets that were established at the purchase date of the TEDI subsidiary. This represents a noncash charge of $1,146,087. The remaining costs relate to amortization of customer lists and legal expenses. In the quarter ended September 30, 2008, this division had sales of $905,122 and a net loss of $75,468, which includes legal expenses of $54,300.

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TITAN ENERGY WORLDWIDE, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 17, 2009

By:	/s/ James J. Fahrner
James J. Fahrner
Chief Financial Officer

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